SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2012

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2012 – September 30, 2012) filed with the Tokyo Stock Exchange on Friday October 26, 2012.

2.	English press release entitled, “Announcement Regarding Stock Split, Amendment to the Number of Shares that Constitute One Unit, Partial Amendments to the Articles of Incorporation and Change in Ratio of American Depositary Receipts to Underlying Shares” made public on Friday October 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 26, 2012	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2012 – September 30, 2012

October 26, 2012

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 77.60 to $1.00, the approximate exchange rate prevailing at September 30, 2012.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail:	gregory_melchior@orix.co.jp
haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2012 to September 30, 2012

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights for the Six Months Ended September 30, 2012 and 2011, and the Year Ended March 31, 2012

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2012	510,921	7.8%	77,602	2.4%	87,999	16.8%	59,840	33.9%
September 30, 2011	474,055	2.7%	75,787	68.3%	75,321	47.0%	44,694	33.3%

“Comprehensive Income (Loss) Attributable to ORIX Corporation Shareholders” was ¥44,970 million for the six months ended September 30, 2012 (year-on-year change was a 140.7% increase) and ¥18,681 million for the six months ended September 30, 2011 (year-on-year change was a 30.3% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2012	556.54	465.92
September 30, 2011	415.74	347.46

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2012	8,186,534	1,455,390	1,415,999	17.3%
March 31, 2012	8,332,830	1,420,471	1,380,736	16.6%

*Note 3:	“Shareholders’ Equity” refers to “ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is calculated based on “ORIX Corporation Shareholders’ Equity.”

2. Dividends for the Year Ended March 31, 2012 (Unaudited)

Dividends Per Share
March 31, 2012	90.00

3. Targets for the Year Ending March 31, 2013 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2013	1,030,000	6.0%	100,000	19.7%	930.04

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - (ORIX Credit Corporation) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 110,254,622 as of September 30, 2012, and 110,254,422 as of March 31, 2012.

2. The number of treasury stock shares was 2,731,693 as of September 30, 2012, and 2,732,701 as of March 31, 2012.

3. The average number of outstanding shares was 107,522,185 for the six months ended September 30, 2012, and 107,504,306 for the six months ended September 30, 2011.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended September 30, 2012

		Fiscal period ended Sept. 30, 2011	Fiscal period ended Sept. 30, 2012	Change	Year on Year Change
Total Revenues	(millions of yen)	474,055	510,921	36,866	8%
Total Expenses	(millions of yen)	398,268	433,319	35,051	9%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	75,321	87,999	12,678	17%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	44,694	59,840	15,146	34%
Earnings Per Share
(Basic)	(yen)	415.74	556.54	140.80	34%
(Diluted)	(yen)	347.46	465.92	118.46	34%
ROE (Annualized)	(%)	6.8	8.6	1.8	—
ROA (Annualized)	(%)	1.06	1.45	0.39	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

Economic Environment

Although the global economy appeared to be in a process of a moderate recovery, there are increasing signs of economic slowdown with decelerating growth in emerging economies and lingering European sovereign debt issues. Against this backdrop, 2012 is expected to be a milestone year for politics, with elections scheduled and potential changes in the top leadership of major nations and economic policy of a number of major nations drawing attention.

The United States’ economy is slowly improving as employment and the residential property market make a gradual recovery. Under such circumstances, the Federal Open Market Committee (FOMC) announced its decision to implement a third round of quantitative easing (QE3) and extend forward guidance, enhancing monetary easing.

Although the slowdown in Europe and the United States is constraining China, India and other parts of Asia from serving as an economic growth engine, some countries in Southeast Asia such as Indonesia continue to maintain high growth compared to advanced economies.

Domestic demand in Japan remains robust, owing to underlying support from the Bank of Japan with its additional monetary easing policies and recovery demands from the Great East Japan Earthquake, despite signs of weakness in certain Japanese exporters against the backdrop of persistently strong yen and the economic slowdown of overseas economies. Although the Japanese political situation continues to remain unstable, the current focus of attention is on future economic growth strategies.

Overview of Business Performance (April 1, 2012 to September 30, 2012)

Total Revenues for the six-month period ended September 30, 2012 (hereinafter “the second consolidated period”) increased 8% to ¥510,921 million compared to ¥474,055 million during the same period of the previous fiscal year. Interest on loans and investment securities increased due to the consolidation of ORIX Credit Corporation and large collections in the servicing business, life insurance premiums and related investment income increased due to an increase in number of policies in force, and other operating revenues increased mainly due to an increase in revenues from the real estate operating business. Meanwhile, brokerage commissions and net gains on investment securities decreased compared to the same period of the previous fiscal year due to the absence of gains from sales of Aozora Bank shares that were recognized during the same period of the previous fiscal year.

Total expenses increased 9% to ¥433,319 million compared to ¥398,268 million during the same period of the previous fiscal year. Selling, general and administrative expenses increased due to consolidation of ORIX Credit Corporation as well as other corporate acquisitions, and write-downs of securities increased mainly due to an increase in write-downs recorded for non-marketable securities compared to the same period of the previous year. In addition, other operating expenses increased mainly due to the expansion of the real estate operating business. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively.

Equity in net income (loss) of affiliates increased compared to the same period of the previous fiscal year due to the absence of valuation loss for investment in Monex Group Inc. that was recognized during the same period of the previous fiscal year. Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year due to a revaluation gain resulting from consolidation of ORIX Credit Corporation.

As a result of the foregoing, income before income taxes and discontinued operations for the second consolidated period increased 17% to ¥87,999 million compared to ¥75,321 million during the same period of the previous fiscal year, and Net Income Attributable to ORIX Corporation Shareholders increased 34% to ¥59,840 million compared to ¥44,694 million during the same period of the previous fiscal year.

Segment Information

Segment profits increased 19% to ¥95,222 million compared to ¥80,172 million in the same period of the previous fiscal year.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for six months ended September 30, 2011 and the fiscal year ended March 31, 2012 (See page 11, “Segment Information”).

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Direct financing lease revenues remained robust, backed by solid new transaction volume and increased average balance, while installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. As a result, segment revenues remained relatively flat compared to the same period of the previous fiscal year at ¥36,135 million.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a decrease in provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 37% to ¥11,753 million compared to ¥8,556 million during the same period of the previous fiscal year.

Segment assets remained relatively flat compared to March 31, 2012 at ¥897,791 million as a result of an increase in investment in direct financing leases offsetting declines in installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Production of Japanese companies improved and continues to be in moderate recovery. Although the outlook of the business environment is not optimistic, Maintenance Leasing segment revenue remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenues remained robust at ¥117,403 million, a similar level to the same period of the previous fiscal year due to solid revenues from operating leases. Meanwhile, segment expenses increased slightly as a result of an increase in costs of operating leases in line with increased investment in operating leases, despite a decrease in selling, general and administrative expenses compared to the same period of the previous fiscal year.

As a result, segment profits decreased 3% to ¥17,772 million compared to ¥18,312 million during the same period of the previous fiscal year.

Segment assets increased 6% compared to March 31, 2012 to ¥569,207 million due to increases in both investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market continues to be in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to acquire new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales. The number of condominiums delivered increased to 611 units from 467 units during the previous fiscal year.

Segment revenues increased 13% to ¥108,044 million compared to ¥95,906 million during the same period of the previous fiscal year due to the abovementioned factors in addition to the increases in revenues from the operating business and gains on sales of real estate under operating leases.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in operating business expenses, write-downs of securities, and costs of real estate sales despite decreases in provision for doubtful receivables and probable loan losses and interest expenses.

Segment profits decreased 14% to ¥2,982 million compared to ¥3,454 million during the same period of the previous fiscal year due to recognition of gains from sales by the real estate joint venture during the same period of the previous fiscal year.

Segment assets decreased 7% compared to March 31, 2012 to ¥1,269,548 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing, environment and energy-related business, and principal investment.

In terms of the environment business in Japan, following the introduction of a renewable energy feed-in tariff program, an increasing number of companies have been entering into the power generation business through various ventures such as the mega solar projects. Moreover, ORIX anticipates expanded business opportunities in the loan servicing business when the SME Financing Facilitation Act (commonly known as the loan repayment moratorium law for SMEs) expires on March 31, 2013, which could lead to more non-performing loans owned by financial institutions becoming available for sale.

Segment revenues increased 23% to ¥49,228 million compared to ¥40,166 million during the same period of the previous fiscal year due to an increase in revenues from large collections in the servicing business, and recognition of revenues from Kawachiya Corporation and KINREI CORPORATION that were acquired during the three-month periods ended March 31, 2012 and June 30, 2012, respectively, despite a decrease in gains on sales of investment securities compared to the same period of the previous fiscal year, where gains on sales of Aozora Bank shares were recorded.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in costs relating to the aforementioned consolidated subsidiaries, write-downs of securities, and write-downs of long-lived assets.

Segment profits increased 10% to ¥16,408 million compared to ¥14,931 million during the same period of the previous fiscal year due to increase in equity in net income (loss) of affiliates.

Segment assets decreased 9% compared to March 31, 2012 to ¥428,457 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force, despite a decrease in insurance-related investment income compared to the same period of the previous fiscal year.

A steady increase of installment loans centered on housing loans was seen in the banking business, and both revenues and profits remained strong.

Card loan business is making both revenue and profit contribution beginning in the second consolidated period due to consolidation of ORIX Credit Corporation.

As a result, segment revenues increased 11% to ¥88,940 million compared to ¥79,829 million during the same period of the previous fiscal year.

Segment expenses increased due to increases in selling, general and administrative expenses as a result of consolidation of ORIX Credit Corporation and provision for doubtful receivables and probable loan losses.

Segment profits increased approximately 300% to ¥23,647 million compared to ¥5,850 million during the same period of the previous fiscal year due to gains associated with the consolidation of ORIX Credit Corporation which was formerly an equity-method affiliate, and the effect of a write-down that was recognized for investment in equity-method affiliate Monex Inc. during the same period of the previous fiscal year.

Segment assets increased 12% compared to March 31, 2012 to ¥1,944,688 million mainly due to an increase in installment loans as a result of consolidation of ORIX Credit Corporation.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States’ economy is slowly improving as employment and the residential property market make a gradual recovery. Meanwhile, although there is a hint of an economic slowdown in China and India, some countries in Southeast Asia such as Indonesia continue to maintain relatively high growth.

Segment revenues increased 2% to ¥93,287 million compared to ¥91,308 million in the same period of the previous fiscal year as a result of strong direct financing leases in Asia and automobile and aircraft operating leases, as well as an increase in gains from sales of loans and fee revenues in the United States compared to the same period of the previous fiscal year, despite a decrease in gains on sales of investment securities in the United States.

Segment expenses increased compared to the same period of the previous fiscal year due to increase in selling, general and administrative expenses, despite decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

In addition, segment profits decreased 22% to ¥22,660 million compared to ¥29,069 million during the same period of the previous fiscal year due to decrease in equity in net income (loss) of affiliates.

Segment assets remained relatively flat compared to March 31, 2012 at ¥973,862 million due to sales of loans and municipal bonds in the United States, offsetting an increase in investment in operating leases including aircraft.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profit or segment assets stemming from the European financial problems.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Year Ended March 31, 2012	Fiscal Period Ended Sept. 30, 2012	Change	Year on Year Change
Total Assets	(millions of yen)	8,332,830	8,186,534	(146,296)	(2%)
(Segment Assets)		6,002,139	6,083,553	81,414	1%
Total Liabilities	(millions of yen)	6,874,726	6,693,416	(181,310)	(3%)
(Long- and Short-term Debt)		4,725,453	4,506,415	(219,038)	(5%)
(Deposits)		1,103,514	1,128,053	24,539	2%
Shareholders’ Equity	(millions of yen)	1,380,736	1,415,999	35,263	3%
Shareholders’ Equity Per Share	(yen)	12,841.46	13,169.28	327.82	3%

Note 3:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 4:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

Total assets decreased 2% to ¥8,186,534 million from ¥8,332,830 million on March 31, 2012. Investment in operating leases increased primarily due to strong auto leasing in Japan and aircraft leasing overseas. In addition, installment loans increased as a result of consolidation of ORIX Credit Corporation. Cash and cash equivalents decreased, while investment in securities also decreased primarily due to sales and redemption of debt securities such as corporate bonds. Segment assets increased 1% compared to March 31, 2012 to ¥6,083,553 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2012.

Shareholders’ equity increased 3% compared to March 31, 2012 to ¥1,415,999 million primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2013

Based on the operating environment described above, ORIX targets total revenues of ¥1,030,000 million (up 6.0% year on year) and Net Income Attributable to ORIX Corporation Shareholders of ¥100,000 million (up 19.7% year on year) for the fiscal year ending March 31, 2013.

The Corporate Financial Services segment is aiming to further accelerate the “Finance + Services” strategy, and increase profit by capturing new business opportunities through strengthened cooperation with group companies.

The Maintenance Leasing segment is forecasting revenues to be stable through the expansion of high value-added services and allocation of resource to growth areas.

The Real Estate segment is seeking to strengthen its stable revenue base by promoting its facility operations and asset management business, while continuing to reduce assets.

The Investment and Operation segment aims to increase profit through business expansion capitalizing on loan servicing expertise, capturing new principal investment opportunities, and promotion of investment in the energy and environmental field.

The Retail segment forecasts profit contributions with the expansion of the life insurance and banking businesses. Furthermore, in the card loan business, ORIX Bank and ORIX Credit are expected to contribute to the Group through integrated management.

The Overseas Business segment aims for profit growth by strengthening stable fee businesses in the United States and expansion of leasing business and new investment centered on Asia.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company and are based on assumptions deemed rational by the Company, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

On June 29, 2012, the Company purchased all shares (4,004,824 shares, 51% of the outstanding shares) of ORIX Credit Corporation (hereinafter, “ORIX Credit”) held by Sumitomo Mitsui Banking Corporation, resulting in the reclassification of ORIX Credit from equity-method affiliate to a wholly-owned subsidiary of the Company.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2012, the Company and its subsidiaries adopted Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)). This Update modifies the definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company and its subsidiaries adopted this Update retrospectively to prior periods financial statements on April 1, 2012. The effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets. In addition, the effect of the retrospective adoption on financial results for the six months ended September 30, 2011 was a decrease of ¥641 million in income from continuing operations and net income attributable to ORIX Corporation Shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation Shareholders for the six months ended September 30, 2011 decreased by ¥5.96 and ¥4.85, respectively.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2012 and September 30, 2012)

(Unaudited)

		(millions of yen, millions of US$)
Assets	March 31, 2012	September 30, 2012	U.S. dollars September 30, 2012
Cash and Cash Equivalents	786,892	719,012	9,266
Restricted Cash	123,295	102,291	1,318
Time Deposits	24,070	8,998	116
Investment in Direct Financing Leases	900,886	924,063	11,908
Installment Loans	2,769,898	2,776,951	35,785

(The amount of ¥19,397 million of installment loans as of March 31, 2012 and ¥11,619 million of installment loans as of September 30, 2012 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(117,519)	(1,514)
Investment in Operating Leases	1,309,998	1,368,325	17,633
Investment in Securities	1,147,390	1,067,705	13,759
Other Operating Assets	206,109	212,522	2,739
Investment in Affiliates	331,717	293,566	3,783
Other Receivables	188,108	178,658	2,302
Inventories	79,654	61,872	797
Prepaid Expenses	39,547	43,990	567
Office Facilities	123,338	118,212	1,523
Other Assets	438,516	427,888	5,515

Total Assets	8,332,830	8,186,534	105,497

Liabilities and Equity

Short-Term Debt	457,973	356,033	4,588
Deposits	1,103,514	1,128,053	14,537
Trade Notes, Accounts Payable and Other Liabilities	290,466	290,358	3,742
Accrued Expenses	110,057	100,954	1,301
Policy Liabilities	405,017	412,097	5,311
Current and Deferred Income Taxes	98,127	118,601	1,527
Security Deposits	142,092	136,938	1,765
Long-Term Debt	4,267,480	4,150,382	53,484

Total Liabilities	6,874,726	6,693,416	86,255

Redeemable Noncontrolling Interests	37,633	37,728	487

Commitments and Contingent Liabilities

Common Stock	144,026	144,026	1,856
Additional Paid-in Capital	179,223	179,410	2,312
Retained Earnings	1,202,450	1,252,467	16,140
Accumulated Other Comprehensive Income (Loss)	(96,056)	(111,015)	(1,431)
Treasury Stock, at Cost	(48,907)	(48,889)	(630)

Total ORIX Corporation Shareholders’ Equity	1,380,736	1,415,999	18,247

Noncontrolling Interests	39,735	39,391	508

Total Equity	1,420,471	1,455,390	18,755

Total Liabilities and Equity	8,332,830	8,186,534	105,497

	March 31, 2012	September 30, 2012	U.S. dollars September 30, 2012
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	16,145	19,371	250
Defined benefit pension plans	(14,343)	(14,167)	(183)
Foreign currency translation adjustments	(95,692)	(114,730)	(1,478)
Net unrealized gains (losses) on derivative instruments	(2,166)	(1,489)	(20)

	(96,056)	(111,015)	(1,431)

Note 1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services— Insurance”)) on April 1, 2012.

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2011 and 2012)

(Unaudited)

		(millions of yen, millions of US$)
	Six Months ended September 30, 2011	Six Months ended September 30, 2012	U.S. dollars Six Months ended September 30, 2012
Total Revenues:	474,055	510,921	6,584

Direct financing leases	25,099	26,380	340
Operating leases	145,248	147,518	1,901
Interest on loans and investment securities	75,473	78,701	1,014
Brokerage commissions and net gains on investment securities	18,949	13,264	171
Life insurance premiums and related investment income	63,425	66,976	863
Real estate sales	16,202	18,332	236
Gains on sales of real estate under operating leases	253	2,695	35
Other operating revenues	129,406	157,055	2,024

Total Expenses:	398,268	433,319	5,584

Interest expense	57,096	52,671	679
Costs of operating leases	91,909	96,862	1,248
Life insurance costs	45,229	46,600	601
Costs of real estate sales	16,561	20,945	270
Other operating expenses	77,254	93,370	1,204
Selling, general and administrative expenses	92,999	104,614	1,348
Provision for doubtful receivables and probable loan losses	8,787	2,803	36
Write-downs of long-lived assets	1,900	4,137	53
Write-downs of securities	6,629	11,676	150
Foreign currency transaction loss (gain), net	(96)	(359)	(5)

Operating Income	75,787	77,602	1,000

Equity in Net Income (Loss) of Affiliates	(2,809)	6,980	90
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	2,343	3,417	44

Income before Income Taxes and Discontinued Operations	75,321	87,999	1,134

Provision for Income Taxes	29,495	26,473	341

Income from Continuing Operations	45,826	61,526	793

Discontinued Operations:
Income from discontinued operations, net	1,629	2,711	35
Provision for income taxes	(655)	(1,023)	(13)

Discontinued operations, net of applicable tax effect	974	1,688	22

Net Income	46,800	63,214	815

Net Income Attributable to the Noncontrolling Interests	841	1,887	25

Net Income Attributable to the Redeemable Noncontrolling Interests	1,265	1,487	19

Net Income Attributable to ORIX Corporation Shareholders	44,694	59,840	771

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Six Months Ended September 30, 2011 and 2012)

(Unaudited)

		(millions of yen, millions of US$)
	Six Months ended September 30, 2011	Six Months ended September 30, 2012	U.S. dollars Six Months ended September 30, 2012
Net Income:	46,800	63,214	815

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(5,683)	3,445	44
Net change of defined benefit pension plans	116	179	2
Net change of foreign currency translation adjustments	(27,417)	(23,116)	(298)
Net change of unrealized gains (losses) on derivative instruments	666	676	9
Total other comprehensive income (loss)	(32,318)	(18,816)	(243)

Comprehensive Income	14,482	44,398	572

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(2,638)	93	1

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,561)	(665)	(9)

Comprehensive Income Attributable to ORIX Corporation Shareholders	18,681	44,970	580

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

								(millions of yen, millions of US$)

	Six Months ended September 30, 2011		Six Months ended September 30, 2012		U.S. dollars Six Months ended September 30, 2012		March 31, 2012	September 30, 2012	U.S. dollars September 30, 2012
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets

Corporate Financial Services	36,060	8,556	36,135	11,753	466	152	898,776	897,791	11,570
Maintenance Leasing	117,546	18,312	117,403	17,772	1,513	229	537,782	569,207	7,335
Real Estate	95,906	3,454	108,044	2,982	1,392	38	1,369,220	1,269,548	16,360
Investment and Operation	40,166	14,931	49,228	16,408	635	211	471,145	428,457	5,521
Retail	79,829	5,850	88,940	23,647	1,146	305	1,738,454	1,944,688	25,060
Overseas Business	91,308	29,069	93,287	22,660	1,202	292	986,762	973,862	12,550

Segment Total	460,815	80,172	493,037	95,222	6,354	1,227	6,002,139	6,083,553	78,396

Difference between Segment Total and Consolidated Amounts	13,240	(4,851)	17,884	(7,223)	230	(93)	2,330,691	2,102,981	27,101

Consolidated Amounts	474,055	75,321	510,921	87,999	6,584	1,134	8,332,830	8,186,534	105,497

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.
Note 3:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

2. Geographic Information

				(millions of yen, millions of US$)

	Six Months ended September 30, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	376,957	59,166	50,972	(13,040)	474,055
Income before Income Taxes	46,391	13,160	17,399	(1,629)	75,321

	Six Months ended September 30, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	406,542	59,011	49,657	(4,289)	510,921
Income before Income Taxes	66,278	11,835	12,597	(2,711)	87,999

	U.S. dollars Six Months ended September 30, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	5,239	760	640	(55)	6,584
Income before Income Taxes	854	153	162	(35)	1,134

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Event

There is no corresponding item.

October 26, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Stock Split, Amendment to the Number of

Shares that Constitute One Unit, Partial Amendments to the Articles of

Incorporation and Change in Ratio of American Depositary Receipts

(hereinafter, “ADRs”) to Underlying Shares

TOKYO, Japan – October 26, 2012 – ORIX Corporation (TSE: 8591, NYSE: IX), a leading integrated financial services group, has announced that, at the meeting of its Board of Directors held today, it resolved the division of shares, amendment to number of shares that constitute one unit and partial amendments to the Articles of Incorporation. The details are as follows.

1.	Purpose for the Stock Split, Amendment to the Number of Shares that Constitute One Unit and Partial Amendments to the Articles of Incorporation

In order to improve the convenience and liquidity of the securities exchanges where our shares are listed, in accordance with “Action Plan for Consolidating Trading Units” issued in November, 2007 by the securities exchanges in Japan, the Company split each share of its common stock into ten (10) shares and the number of shares that constitute one unit shall be amended from ten (10) shares to one hundred (100) shares. As a result, there is no substantive change in the amount of trading unit.

2.	Details of the Stock Split

(1)	Method of stock split

The record date for stock split shall be March 31, 2013 (Since such day is a holiday, practical record date shall be March 29, 2013). Each share of common stock held by shareholders entered or recorded on the register of shareholders as of said record date will be split into ten (10) shares.

(2)	Increase in number of shares by stock split

Increase in number of shares by stock split shall be the number of issued shares at the end of March 31, 2013 multiplied by nine (9). The following table indicates the increase in number of shares by stock split obtained by tentative calculation using the total number of issued shares as of October 26, 2012.

Total issued shares before stock split:	110,268,622	shares
Increase in number of shares by stock split:	992,417,598	shares
Total issued shares after stock split:	1,102,686,220	shares
Total number of shares authorized to be issued after stock split:	2,590,000,000	shares

(3)	Schedule of stock split

Legal advertizing date for the record date:	Not yet fixed
Record date of stock split:	Sunday March 31, 2013 *Practically, Friday March 29, 2013
Effective date of stock split:	Monday April 1, 2013

3.	Amendment to the Number of Shares that Constitute One Unit

(1)	Number of shares that constitute one unit

The number of shares that constitute one unit shall be amended from ten (10) shares to one hundred (100) shares.

(2)	Effective date

Effective date of amendment to the number of shares that constitute one unit:	Monday April 1, 2013

4.	Partial Amendments to the Articles of Incorporation

(1)	Purpose for the amendments to the Articles of Incorporation In line with the stock split and amendment to the number of shares that constitute one unit, the Board of Directors have, pursuant to Article 184 paragraph 2 and Article 191 of the Companies Act of Japan, resolved to partially amend the Articles of Incorporation.

(2)	Details of the amendments

(Changes indicated by underlined text)
Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended

Chapter II. Shares	Chapter II. Shares

Article 4. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be 259,000,000.	Article 4. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be 2,590,000,000.

Article 5. (Number of Shares that Constitute One Unit)

In relation to the shares issued by the Company, ten (10) shares of the Company shall constitute one (1) Unit with which a shareholder may exercise one (1) vote at a General Meeting of Shareholders.

Article 5. (Number of Shares that Constitute One Unit)

In relation to the shares issued by the Company, one hundred (100) shares of the Company shall constitute one (1) Unit with which a shareholder may exercise one (1) vote at a General Meeting of Shareholders.

5.	Change in Ratio of ADRs to Underlying Shares

(1)	The ratio of ADRs to underlying shares will change as a result of the stock split. The change is not expected to impact ADR unit price levels or other material ADR terms.

(2)	Outline of Change in Ratio of ADRs to Underlying Shares

Current ratio:	1 ADR=0.5 underlying shares
New ratio:	1 ADR=5 underlying shares
First trade date with new ratio:	April 1, 2013 (U.S. Eastern time)

Please note that a separate announcement will be made in connection with the “Adjustment of the Conversion Prices of Series Three Unsecured Convertible Bonds with Stock Acquisition Rights”.

(Note)

Although the effective date of stock split and amendment to the number of shares that constitute one unit is April 1, 2013 as set forth above, on a practical level, due to the necessity of transfer procedure of traded shares, schedule shall be as follows:

Last day for trading on the basis of the current trading unit (ten (10) shares as one unit)	Tuesday, March 26, 2013

Change of number of shares that constitute one trading unit from ten (10) shares to one hundred (100) shares that may be traded Date that share price reflects the effect of stock split	Wednesday, March 27, 2013

Effective date of stock split and amendment to the number of shares that constitute one unit	Monday, April 1, 2013

-end-